中国南方航空股份有限公司
**CHINA SOUTHERN AIRLINES COMPANY LIMITED**

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock Code: 1055)**

# VERY SUBSTANTIAL ACQUISITION OF AIRCRAFT, PROPOSED ISSUE OF SHORT-TERM FINANCING BILLS AND PROPOSED INCREASE OF THE AMOUNT OF EXTERNAL GUARANTEE

## VERY SUBSTANTIAL ACQUISITION OF AIRCRAFT

The Board hereby announces that on 18 April 2008 (after trading hours), Xiamen Airlines, a subsidiary owned as to 60% by the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Acquisition together with the Previous Boeing Aircraft Purchase together constitute a very substantial acquisition of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules. This announcement is also made pursuant to Rule 13.09(1) of the Listing Rules.

## PROPOSED ISSUE OF SHORT-TERM FINANCING BILLS

On 18 April 2008, the Board proposed the issue of a short-term financing bills by the Company in the principal amount of up to RMB4 billion and the submission of such proposal to the Shareholders for their consideration and approval, in accordance with the relevant procedural requirements under applicable PRC laws and regulations and Article 76(10) of the Articles of Association.

## PROPOSED INCREASE OF THE AMOUNT OF EXTERNAL GUARANTEE

On 18 April 2008, the Board further proposed the increase of the amount of the external guarantee from no more than RMB100 million to no more than RMB400 million in each fiscal year to the Shareholders for their consideration and approval, in accordance with the relevant procedural requirements under applicable PRC laws and regulations and Article 76(11) of the Articles of Association.

## GENERAL

The Acquisition, the proposed issue of the short-term financing bills and the proposed increase of the amount of the external guarantee are three independent events.

A circular containing, amongst other things, further information on the Acquisition, the proposed issue of the short-term financing bills and the proposed increase of the amount of the external guarantee together with a notice convening the AGM, will be despatched to the Shareholders as soon as practicable.

The Directors collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board considered and approved the following resolutions on 18 April 2008 (after trading hours):

(1) the Boeing Aircraft Acquisition Agreement entered into between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines would purchase the Boeing Aircraft from Boeing;

(2) the proposed issue of the short-term financing bills;

(3) the proposed increase of the amount of the external guarantee to no more than RMB400 million; and

(4) the convening of general meeting of the Shareholders to approve, among others, the above matters.

All the attending Directors participated in considering and approving the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

## (1) VERY SUBSTANTIAL ACQUISITION OF AIRCRAFT

On 18 April 2008 (after trading hours), Xiamen Airlines and Boeing entered into the Boeing Aircraft Acquisition Agreement, pursuant to which Xiamen Airlines agreed to purchase the Boeing Aircraft from Boeing in accordance with the terms and conditions thereof.

**Parties**

(i) Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 60% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

**Aircraft to be acquired**

20 Boeing B737 series aircraft

**Consideration**

According to the information provided by Boeing, the catalogue price of a Boeing B737 series aircraft is approximately US$75 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company's disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company's request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Boeing Aircraft Acquisition Agreements. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the Previous Boeing Aircraft Acquisition Agreements on the Group's operating costs taken as a whole.

**Payment and delivery terms**

The aggregate consideration for the Acquisition will be partly payable by cash of Xiamen Airlines, and partly by financing arrangements with banking institutions. Further information in respect of the payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the Acquisition to be circulated within 21 days after the publication of this announcement. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from April 2014 to October 2015.

**Source of funding**

The Acquisition will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

**Conditions Precedent**

The Acquisition is subject to the following:

(i) the approval of the relevant government authorities in the PRC; and

(ii) the Shareholders' approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

It is expected that the completion of the Acquisition will take place on or around October 2015.

**Implication under the Listing Rules**

The Group has acquired in aggregate 80 Boeing B737 series aircraft from Boeing within 12 months before the date of this announcement. Please refer to the announcements published by the Company on 16 July 2007 and 20 August 2007 for further details of these previous acquisitions. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Acquisition together with the Previous Boeing Aircraft Purchase constitute a very substantial acquisition of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules. Save as disclosed above, there is no prior transaction between the Group and Boeing and its ultimate beneficial owners which requires aggregation under Rule 14.22 of the Listing Rules. This announcement is also made pursuant to Rule 13.09(1) of the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

**Reasons for the Acquisition**

The Directors (including the independent non-executive Directors) consider that the Acquisition is beneficial to the implementation of the Group's development strategy and improvement of the Group's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC and serve the passenger with better services and enhance the competitiveness and core

competence of the Company. The Boeing Aircraft, in addition to the 80 Boeing B737 series aircraft, the 20 Airbus A320 series aircraft and the 10 Airbus A330-200 series aircraft acquired by the Group in the past 12 months from the date of this announcement, will increase the ATKs of the Group by 49%, based on the ATKs of the Group as at 31 December 2006.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

## (2) PROPOSED ISSUE OF SHORT-TERM FINANCING BILLS

On 18 April 2008, the Board approved the proposed issue of short-term financing bills in the PRC and the submission of this proposal to the AGM for the Shareholders' approval in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Article 76(10) of the Articles of Association.

**Particulars of the short-term financing bills are as follows:**

| | | |
|---|---|---|
| (i) | Place of Issue: | within the PRC (excluding Hong Kong, Macau and Taiwan) by two issues; |
| (ii) | Principal amount: | up to RMB4 billion |
| (iii) | Maturity: | up to 1 year |
| (iv) | Interest rate: | to be determined according to market conditions but not exceeding the best lending rate quote by the People's Bank of China |
| (v) | Target subscribers: | institutional investors in the PRC's banking industry (and not the general public) |
| (vi) | Use of proceeds: | to be used to fund the business activities of the Company |

Subject to the Shareholders' consideration and approval, the Board or any person authorized by the Board shall be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of short-term financing bills based on the needs of the Company and the market conditions at the time of issue, including to determine and finalise the final principal amount and interest rate of such short-term financing bills.

The Board believes that the proposed issue of short-term financing bills will provide the Company with a further source of funding at an interest rate which is expected to be lower than the interest rate for loans from commercial banks. The Board considers that the issue of the short-term financing bills will lower the financing costs of borrowings for the Company and is in the interests of the Company and its Shareholders as a whole. Subject to the Shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the proposed issue of short-term financing bills takes place.

### (3) PROPOSED INCREASE OF THE AMOUNT OF EXTERNAL GUARANTEE

Reference are made to the announcements of the Company dated 12 June 2007, 28 June 2007 and 5 December 2007.

Pursuant to the resolutions of 2006 annual general meeting of the Company, the Shareholders have authorized the Board to approve external guarantees of no more than RMB100 million in each fiscal year except those matters in relation to external guarantees which shall be examined and approved at the general meeting as provided in the Notice of the China Securities Regulatory Commission and the China Banking Regulatory Commission concerning the Regulation of External Guarantees to be Provided by Listed Companies.

As the Company plans to recruit more pilots in various regions of the PRC under the self-sponsored training arrangement (as detailed in the announcement of the Company dated 5 December 2007), the demand for the personal loans to cover their training and miscellaneous expenses in the school is expected to be increased accordingly.

In order to facilitate our pilots self-sponsored training arrangement, on 18 April 2008, the Board approved the proposed increase in the amount of the external guarantee from no more than RMB100 million to no more than RMB400 million in each fiscal year and the submission to the AGM for the Shareholders' approval in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Article 76(11) of the Articles of Association. In respect of the disbursement of loans, those for training fees will be released in accordance with the actual amount incurred and the time schedule while those for miscellaneous expenses will be disbursed once and for all.

These pilots are bound to enter into service contracts with the Company when they finish their training courses. They have the choices to repay their loans in advance or in instalments. Those who choose to repay in instalments shall repay the principal and interest in full within the first ten years of their service term specified in the service contracts with the Company. The guarantee period begins on the date when the banks extend the loans to the pilots and ends in two years from the expiry date of the loans under the loan contract.

**Particulars of the guarantee are as follows:**

| | |
|---|---|
| Guarantor: | China Southern Airlines Company Limited |
| Guarantee: | pilots recruited by the Company under a self-sponsored training arrangement and have applied for personal loans therefor |
| Amount of guarantee: | no more RMB400 million in each fiscal year |
| Term of Guarantee: | beginning on the date when the first loan is extended to the Guarantee and ending in two years from the expiry date of the loan |
| Type of Guarantee: | warranty |

**External guarantee of the Company as at the date of announcement**

On 5 December 2007, the Board has approved a guarantee in the sum of RMB90.858 million to be provided in favour of pilots recruited by the Company under the self-sponsored training arrangement. As no personal loan has been advanced by the banks to the pilots so far and the guarantee will only commence on the date when the first loan is extended to the Guarantee, the Company did not have any external guarantees as at the date of announcement.

Subject to the Shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the Company provides any guarantee in respect of such kind of personal loans in accordance with the then applicable requirements under the Listing Rules.

## GENERAL

The Acquisition, the proposed issue of the short-term financing bills and the proposed increase of the amount of the external guarantee are three independent events.

A circular containing, amongst other things, further information on the very substantial acquisition, the issue of the short-term financing bills, the proposed increase of the amount of guarantee together with a notice convening the AGM, will be despatched to the Shareholders as soon as practicable.

## DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "Acquisition" | the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement |
| "AGM" | the forthcoming annual general meeting of the Company to be convened and held for the purpose of, among other things, approving the Acquisition, the proposed issue of the short-term financing bills and the proposed increase of the amount of guarantee |
| "Articles of Association" | the articles of association of the Company |
| "available tonne kilometers" or "ATKs" | the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown |
| "Board" | the board of Directors |
| "Boeing" | the Boeing Company, a company incorporated in the State of Delaware of the United States of America |
| the "Boeing Aircraft" | 20 Boeing B737 series aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement |

| | |
|---|---|
| "Boeing Aircraft Acquisition Agreement" | the aircraft acquisition agreement entered into between Boeing and the Company on 18 April 2008, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft |
| "China" or "PRC" | the People's Republic of China and, for the purpose of this announcement, excludes Hong Kong and the Macau Special Administrative Region and Taiwan |
| "Company" | China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively |
| "Director(s)" | the director(s) of the Company |
| "Group" | the Company and its subsidiaries (as defined under the Listing Rules) |
| "Hong Kong" | The Hong Kong Special Administrative Region of the PRC |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Previous Boeing Aircraft Acquisition Agreements" | collectively, (i) the agreement dated 16 July 2007, between Xiamen Airlines as purchaser and Boeing as vendor pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 25 Boeing B737-800 aircraft and (ii) the agreement dated 20 August 2007, between the Company as purchaser and Boeing as vendor pursuant to which the Company agreed to acquire and Boeing agreed to sell in aggregate 55 Boeing B737-700 and B737-800 series aircraft |
| "Previous Boeing Aircraft Purchase" | the acquisition from Boeing of (a) 25 Boeing B737-800 aircraft by Xiamen Airlines on 16 July 2007 and (b) 55 Boeing B737-700 and B737-800 series aircraft by the Company on 20 August 2007 |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "Share(s)" | share of RMB1.00 each in the capital of the Company |
| "Shareholder(s)" | the holders of the Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "US dollars" or "US$" | United States dollars, the lawful currency of the United States of America |

| | |
|---|---|
| "Xiamen Airlines | Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company |

By Order of the Board
**Xie Bing and Liu Wei**
*Joint Company Secretaries*

Guangzhou, the People's Republic of China
18 April 2008

*As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.*